UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-39301

Lion Group Holding Ltd.

Not Applicable
(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit A-C, 33/F
Tower A, Billion Center
1 Wang Kwong Road
Kowloon Bay
Hong Kong
(Address of principal executive offices)

+(852) 2820-9000
(Registrant’s phone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Other Information

Attached hereto as Exhibit 99.1 is a press release dated September 30, 2021, announcing the Company’s unaudited financial and operating results for the six months ended June 30, 2021; attached hereto as Exhibit 99.2 are the unaudited condensed consolidated financial statements of the Company as of June 30, 2021 and for the six months ended June 30, 2021 and 2020; and attached hereto as Exhibit 99.3 is the management’s discussion and analysis of financial condition and results of operations of the Company.

Exhibits

99.1	Press Release, dated September 30, 2021
99.2	Unaudited Condensed Consolidated Financial Statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020
99.3	Lion’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lion Group Holding Ltd.

By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer

Date: September 30, 2021

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